September 28, 2010

William H. Demarest IV                                                                           VIA EDGAR
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Sun Communities, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 11, 2010
File No. 001-12616

Dear Mr. Demarest:

This letter contains our response to the comments from the Staff of the Commission contained in your letter dated September 20, 2010. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

1.
We have reviewed your response to comment 11 from our letter dated August 23, 2010.  We note in your response that the restricted stock awards were granted based on your FFO performance and individual performance in 2009.  We further note that the awards were made in July 2009.  Please tell us if these awards were made using partial year performance results.  If so, please tell us the FFO target levels were and the actual performance as compared to the target level.  Confirm that you will include similar disclosure in future filings.

Company Response:

The Company’s initial response to the Staff’s comment 11 from its letter dated August 23, 2010 erroneously referred to 2009 FFO performance and individual performance instead of 2008 FFO performance and individual performance.  The Compensation Committee started the process of considering restricted stock awards to Messrs. Shiffman and McLaren and Ms. Dearing in February 2009 based on 2008 performance.  For a variety of reasons, however, the Compensation Committee did not conclude its review and approve the issuance of such restricted stock awards until July 2009.

As you requested in the original letter, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.

    Respectfully yours,

    By:      /s/ Karen J. Dearing
       Karen J. Dearing
       Chief Financial Officer
       Sun Communities, Inc.